

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

May 25, 2010

David E. Wise
Law Offices of David E. Wise
The Colonnade
9901 IH-10 West, Suite 800
San Antonio, Texas 78230

      Re: Ciralight Global, Inc. (Company)
                Form S-1 (File No. 333-165638)

Dear Mr. Wise,

      In your letters dated May 3 and 20, and in phone conversations on May 12 and 13, 2010 in response to comment 28 from the staff's April 19, 2010 letter on the Company's registration statement on Form S-1 (IPO), you request on behalf of the Company a waiver from the requirement to present the audited financial statements of the predecessor of the registrant, Ciralight, Inc. (Old Ciralight), for the quarter ended March 31, 2009 and the unaudited comparable quarter of the prior year in the registration statement. Your letter notes that the Company's IPO includes the audited financial statements of Old Ciralight for the years ended December 31, 2008 and 2007, as well as the audited financial statements of the Company for the period from inception (February 26, 2009) through December 31, 2009.

      Your letter states that the only revenues recognized by Old Ciralight in January 2009, and for the quarter ended March 31, 2009, resulted from sales orders for Suntracker products received in 2008, and assembled and shipped from inventory held at December 31, 2008. The Company has disclosed in the IPO that Old Ciralight on January 27, 2009 granted to Mr. George Adams, Sr., its only secured creditor, the right to (i) manufacture the Old Ciralight product on an exclusive basis and unconditionally and (ii) market and sell its product, and agreed to ship all its inventory to a facility in California owned or controlled by Mr. Adams. As a result, the IPO discloses that Old Ciralight ceased its operations on that date, except for activities necessary to wind down the business affairs of Old Ciralight. Your letter states that after the Company was incorporated on February 26, 2009, the Company's personnel began improving the design of the Suntracker products, leased warehouse space, negotiated with suppliers for component parts, began manufacturing and marketing Suntracker products, and contacted prior customers of Old Ciralight to offer to repair or replace defective products in order to reestablish and mend prior customer relations. On March 15, 2009, the IPO discloses that Mr. Adams formally foreclosed on all the assets of Old Ciralight, and those assets that were considered to be of any value (including inventory computers and equipment) were transferred to facilities of Mr. Adams. Your letter states that these assets were then sorted, inventoried, warehoused and prepared for transfer to the Company's warehouse. In April 2009, the

IPO discloses that the Company entered into an Exchange of Stock for Assets Agreements with Mr. Adams to acquire certain assets previously owned by Old Ciralight for 3.2 million shares of common stock and 1 million shares of Series A preferred stock, which assets were then transferred to the Company's facilities. Your letter states that as a result of this series of transactions, the Company acquired certain assets of Old Ciralight, but did not assume any of its liabilities, hire any of its employees or utilize of any of its facilities. Also, in December 2009, the Company acquired from Mr. Adams Old Ciralight's patent, a patent application and other patent rights for 400 thousand shares of common stock and a convertible promissory note of $250,000, which is convertible to common stock at a rate of $0.25 per share. As a result of this series of transactions, except for the fulfillment in January 2009 from inventory on hand of orders received by Old Ciralight in 2008, the Company has represented that all 2009 activity related to the sales of Suntracker products is already included in the Company's 2009 financial statements. The Company has concluded that the January 2009 revenue recognized by Old Ciralight is not material. Therefore, the Company proposes to include no financial statements of Old Ciralight for the quarter ended March 31, 2009 and the comparable quarter of the prior year because it has concluded such interim financial statements would not provide material additional financial information to investors. Based on the information provided, we will not object to the Company's proposal to exclude the separate financial statements of Old Ciralight for the quarters ended March 31, 2009 and 2008.

However, we note that the footnotes to the Company's 2009 financial statements include the unaudited pro forma financial information required by ASC 805-10-50-2 (SFAS 141R paragraph 68) as if the Company was incorporated and acquired the Old Ciralight Suntracker business on January 1, 2009. In its IPO, the Company should include the unaudited results of operations of Old Ciralight for the period from January 1, 2009 through March 14, 2009 in the Summary Financial Data section, and MD&A should address the activity that occurred at Old Ciralight during that period.

The staff's conclusion is based solely on the information included in your letters and conveyed by phone. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant